EXHIBIT 15.1

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

Notes: All values shown are as of period end unless designated as during the quarter "(QTR)". "(UPB)" is the aggregate unpaid principal balance.

Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, Oregon 97225

IRONBRIDGE MORTGAGEFUND

SECOND QUARTER 2018 FINANCIAL RESULTS

MANAGEMENT COMMENTARY:

During the second quarter, the Company continued to experience stable loan demand across all markets, reflecting strong industry demand for rehab loans, increased borrower marketing, and the Company's decision to lower its loan pricing in order to gain and retain higher quality borrowers. The Company saw year-over-year stabilization in net interest margins and net interest rate spreads after eight quarters of decline through 2016 and 2017. This improvement reflects the successful implementation several strategic initiatives that are helping the Company lower its cost of capital and offset an industry wide decline in loan pricing that began in 2013. On January 1, 2018, the Company renewed its line of credit, lowering the interest rate by 50 basis points and increasing the borrowing limit by $15 million. On March 1, 2018, the Company began issuing new 6% Senior Secured Demand Notes, allowing the Company to raise lower cost debt and lower its blended cost of capital. In addition, during the second quarter the Company began leasing one of two redeveloped apartment buildings (63 units in total), which should become additive to earnings. Measures of investment security (portfolio loan-to-value, asset coverage ratios and interest coverage ratios) all remained healthy, showing no material change when compared to prior periods.

LOAN-TO-VALUE, ASSET COVERAGE & INTEREST COVERAGE

- **Portfolio "After Repair" LTV:** Active loans 65%, paid off loans (actual) 62% vs paid off loans (estimate) 67%
- **Cumulative "As-Is" LTV:** Bank Borrowings 25%, Senior Notes 29%, Junior Notes 57%, Equity 78%
- **Cumulative "As-Is" Asset Coverage:** Bank Borrowings 4.1x, Senior Notes 3.5x, Junior Notes 1.7x, Equity 1.3x
- **Cumulative Interest Coverage:** Bank Borrowings 8.7x, Senior Notes 7.5x, Junior Notes 2.9x

INCOME STATEMENT HIGHLIGHTS

- **Net Income:** $722,766, down 4.4% quarter/quarter, down 0.6% year/year
- **Net Interest Margin:** 9.528%, up 77 basis points quarter/quarter, down 15 basis points year/year
- **Net Interest Rate Spread:** 7.981%, up 81 basis points quarter/quarter, up 14 basis points year/year
- **Interest Income:** $2,457,651, up 4.3% quarter/quarter, down 11.1% year/year
- **Interest Expense:** $891,997, down 9.3% quarter/quarter, down 19.5% year/year
- **Net Interest Income:** $1,555,484, up 6.2% quarter/quarter, down 7.9% year/year

BALANCE SHEET HIGHLIGHTS

- **Total Assets:** $76.6 million, up 11.2% quarter/quarter, up 3.9% year/year
- **Net Loans:** $66.8 million, up 8.4% quarter/quarter, down 2.4% year/year
- **Equity:** $20.1 million (26.3% of total assets), down 2.1% quarter/quarter, up 1.9% year/year
- **Junior Notes:** $27.8 million (36.3% of total assets), up 3.3% quarter/quarter, down 19.7% year/year
- **Senior Notes:** $4.1 million (5.3% of total assets), up 45.2 quarter/quarter, offering initiated March 1, 2018
- **Bank Borrowings:** $23.7 million (31.0% of total assets), up 36.3%% quarter/quarter, up 28.4% year/year

LOANS & ASSET QUALITY

- **Allowance for Loan Losses:** $900,272 (1.3% of UPB). $10,000 in provisions added. No loans charged off.
- **Delinquent Loans:** No new loans became delinquent. 3 delinquent loans paid off. Total delinquent loans $3.3 million or 4.3% of UPB, comprised of 1 non-performing (1.4% of UPB), 5 non-accruing (2.9% of UPB).
- **REO Assets:** 2 new REO assets were acquired. No REO assets were sold. Total REO assets $8.5 million (9 properties), with $6.5 million (7 properties) held for use, and $2.0 million (2 properties) held for sale.

Portfolio Loan-to-Value and Interest Coverage

Portfolio Loan-to-Value based on "After-Repair" Value. The Company is an asset-based lender and its underwriting guidelines are heavily weighted toward real estate valuation, liquidity and loan-to-value coverage. In determining real estate collateral value, the Company inspects the properties and evaluates comparable property values in the area through the use of Multiple Listing Service (MLS) data. Based on this information, the Company prepares an estimate of the "after-repair" value for each property. The Company's "after-repair" value estimates assume that all planned capital improvements to the real estate collateral have been completed and that the Company has disbursed all construction loan proceeds and represents the Company's estimate of the market value of the collateral after completion of the project based on information about comparable properties available at that time. In more complex transactions or for properties with limited comparable data, the Company may seek a formal valuation report such as an appraisal or broker price opinion. However, appraisals are recognized in the mortgage banking industry to represent estimates of value but should not be relied upon as the only measure of true worth or realizable value. Collateral value is determined solely in the judgment of the Company.

The Company believes that performing in-house real estate valuations provides it with a competitive advantage. By performing hundreds of in-house valuations per year in multiple geographies, the Company is able to continually refine its appraisal process and analyze real estate market trends within different geographies. This internal valuation analysis enables the Company to make faster and more informed lending decisions, which we believe help mitigate risk while providing Portfolio Borrowers with a higher quality of service. The Company reports to investors on a quarterly basis the results of its valuation methodology testing. These tests compare the actual loan to sale-price for those loans that paid off during a given quarter against the Company's estimated valuation for those same properties at the time the loans were made. This monthly analysis helps the Company to analyze and improve its in-house valuation methodology on an ongoing basis.

The following table sets forth the average loan-to-value for Portfolio Loans at the dates indicated, based on "after-repair" value:

Loan-to-Value Based on "After-Repair" Value

	As of or for the Three Months Ended June 30,		As of or for the Year Ended December 31,	
	2018	2017	2017	2016
Loan to value - active loans, end of period				
Unpaid principal balance	$ 68,254,153	$ 69,970,319	$ 68,410,996	$ 66,754,985
Unfunded loan balance (1)	10,324,467	9,623,347	7,647,593	9,240,006
Estimated "after-repair" value (2)	120,603,500	117,258,500	112,062,500	112,109,500
Estimated "after-repair" loan-to-value (3)	65%	68%	68%	68%
Loan to value - paid off loans, during period				
Principal balance	$ 22,488,694	$ 19,257,315	$ 68,297,135	$ 61,997,040
Actual sale price	36,352,003	32,234,814	114,128,955	104,026,658
Actual loan-to-sale price (4)	62%	60%	60%	60%
Original "after-repair" loan-to-value estimate	67%	71%	66%	64%
Refinanced loans & wholesaled properties				
Unpaid principal balance	$ 5,526,212	$ 5,106,829	$ 18,596,987	$ 16,406,450

(1) Unfunded loan balance is comprised of construction funds that have been approved but not yet disbursed.
(2) Estimated "after repair" value assumes all loans are fully funded and improvements to real estate have been completed. Real estate values are based on the Company's "after-repair" value estimates.
(3) Estimated "after-repair" loan-to-value is calculated by dividing the sum of the unpaid principal balance and the unfunded loan balance by the estimated "after-repair" value. The principal balance of each loan was used to calculate the weighted average.
(4) Actual loan-to-sale price is calculated by dividing the fully funded loan amount by the actual sale price of the real estate collateral. The principal balance of each loan was used to calculate the weighted average. Loans that were refinanced or secured by real estate collateral that was sold wholesale (prior to planned improvements being completed) to other investors were excluded from the calculation.

The Company does not charge interest to borrowers on loan proceeds held back for improvements until the funds are disbursed. Upon disbursement, the incremental loan proceeds are added to the existing unpaid principal balance of the loan. This practice requires the Company to categorize these loan proceeds as an unfunded loan balance. The Company's unfunded loan balance as of June 30, 2018 was $10.3 million compared to $7.6 million and $9.6 million for the months ended December 31, 2017 and June 30, 2017, respectively. For purposes of calculating the estimated "after-repair" loan-to-value on the active Portfolio Loans, the Company assumes loan commitments are fully funded and associated improvements to the real estate collateral have been completed.

As of June 30, 2018, the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 65%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the three months ended June 30, 2018 was 62%, compared to our estimated weighted average "after-repair" loan-to-value of 67% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for new Portfolio Loans remained accurate, on average, during the second quarter of 2018.

This compares to June 30, 2017 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 68%. By comparison, the weighted average loan-to-sales price of paid off Portfolio Loans during the three months ended June 30, 2017 was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 71% for those same properties that sold during the quarter. This suggests that the Manager's valuation methodology for estimating "after-repair" value for new Portfolio Loans remained accurate, on average, during the second quarter of 2017.

This compares to December 31, 2017 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 68%. By comparison, during the 12 months ended December 31, 2017 the weighted average loan-to-sales price of paid off Portfolio Loans was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 66% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for new Portfolio Loans remained accurate, on average, during the 12 months end December 31, 2017.

This compares to December 31, 2016 when the estimated weighted average "after-repair" loan-to-value for active Portfolio Loans was 68%. By comparison, during the 12 months ended December 31, 2016 the weighted average loan-to-sales price of paid off Portfolio Loans was 60%, compared to our estimated weighted average "after-repair" loan-to-value of 64% for those same properties that sold during the year. This suggests that the Manager's valuation methodology for estimating "after-repair" value for new Portfolio Loans remained accurate, on average, during the 12 months ended December 31, 2016.

"As-Is" Loan-to-Value and Asset Coverage Based on Percentage Completion. In order to provide an estimate of the "as-is" real estate collateral value at end of period, and to account for projects that are in process of construction or redevelopment, the Company uses a straight-line percentage completion method to estimate the "as-is" real estate value. Specifically, the Company estimates the percentage completion of all real estate projects based on the percentage of construction funds disbursed as of a particular date and then multiplies this percentage completion by the total estimated value add (estimated "after-repair" value of real estate minus purchase price) to determine the current value added through capital improvements. The current value added through capital improvements is then added to the original purchase price to calculate the "as-is" value of the real estate collateral as of a particular date. This estimated "as-is" value is then used to analyze the cumulative loan-to-value and real estate asset coverage of each investment program. It is important to note that the "as-is" loan-to-value and asset coverage ratios improve as the percentage completion increases. As a result, the following "as-is" loan-to-value and asset coverage analysis (based on percentage completion) will be lower than the "after-repair" values and "after-repair" loan-to-values provided above, which assume 100% project completion and associated value added.

The following table provides the cumulative "as-is" loan-to-value and cumulative "as-is" asset coverage ratios for all four tiers of the Company's capital structure at the dates indicated, based on the estimated "as-is" valuation of real estate collateral.

Loan-to-Value and Asset Coverage based on "As-Is" Value	As of the Three Months Ended June 30,		As of the Year Ended December 31,	
	2018	2017	2017	2016
Estimated value added through construction improvements				
Estimated "after-repair" value	$ 120,603,500	$ 117,258,500	$ 112,062,500	$ 112,109,500
Real estate purchase price	$ 60,683,296	$ 63,023,719	60,578,984	56,984,773
Total estimated value add	$ 59,920,204	$ 54,234,781	$ 51,483,516	$ 55,124,727
Estimated percentage completion of capital improvements				
Construction loan commitments	$ 19,459,297	$ 25,299,022	$ 21,983,628	$ 26,801,914
Undisbursed construction loan balance	10,324,467	9,623,347	7,647,593	9,240,006
Disbursed construction loan funds	9,134,830	15,675,675	14,336,035	17,561,908
Percentage completion	47%	62%	65%	66%
Real estate value added based on percentage completion	$ 28,128,502.13	$ 33,604,729.77	$ 33,573,598	$ 36,120,382
Real estate purchase price	60,683,296	63,023,719	60,578,984	56,984,773
Estimated "as-is" real estate value of loan portfolio	88,811,798	96,628,449	94,152,582	93,105,155
Book value of real estate owned (REO)	8,473,106	3,386,111	4,795,566	2,925,184
Estimated "as-is" real estate collateral value	$ 97,284,904	$ 100,014,560	$ 98,948,148	$ 96,030,339
Capital structure and investment programs				
Bank Borrowings	$ 23,861,317	$ 18,562,304	$ 19,020,350	$ 13,412,871
Senior Notes	4,058,857	-	-	-
Senior Notes, cumulative	27,920,174	-	-	-
Junior Notes	27,783,080	34,597,566	33,805,946	36,398,463
Junior Notes, cumulative	55,703,254	53,159,870	52,826,296	49,811,334
Equity	20,117,645	19,739,856	20,205,127	19,006,249
Equity, cumulative	$ 75,820,899	$ 72,899,726	$ 73,031,423	$ 68,817,583
Capital structure loan-to-value based on "as-is" valuation				
Bank Borrowings	25%	19%	19%	14%
Senior Notes, cumulative	29%	-	-	-
Junior Notes, cumulative	57%	53%	53%	52%
Equity, cumulative	78%	73%	74%	72%
Capital structure asset coverage based on "as-is" valuation				
Bank Borrowings	4.1 x	5.4 x	5.2 x	7.2 x
Senior Notes, cumulative	3.5 x	-	-	-
Junior Notes, cumulative	1.7 x	1.9 x	1.9 x	1.9 x
Equity, cumulative	1.3 x	1.4 x	1.4 x	1.4 x

As of June 30, 2018, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $120.6 million, and the real estate purchase price was $60.7 million, resulting in an estimated $59.9 million in total value add to the real estate projects. Total construction loan commitments were $19.5 million and construction funds disbursed were $9.1 million, resulting in an estimated percentage completion of 47%. Multiplying the estimated total value add of $59.9 million by the estimated project completion of 47% equaled an estimated $28.1million of incremental real estate value added based on percentage completion. Adding $28.1 million of incremental real estate value added to the real estate purchase price of $60.7 million provides an estimated "as-is" loan portfolio real estate collateral value of $88.8 million. When combined with an estimated $8.5 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $97.3 million as of June 30, 2018.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($97.3 million as of June 30, 2018). As of June 30, 2018, the loan-to-value of Bank Borrowings equaled 25% or $23.9 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $97.3 million; Cumulative loan-to-value of Senior Notes equaled 29% or $27.9 million (the sum of $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $97.3 million, and; Cumulative loan-to-value of Junior Notes equaled 57% or $55.7 million (the sum of $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $97.3 million, and; Cumulative loan-to-value of equity equaled 78% or $75.8 million (the sum of $20.1 million in equity, plus $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $97.3 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($97.3 million as of June 30, 2018) divided by the debt or equity and any senior debt. As of June 30, 2018, Bank Borrowings equaled 4.1 times or $97.3 million in estimated "as-is" real estate collateral value divided by $23.8 million in Bank Borrowings; Senior Notes equaled 3.5 times or $97.3 million in estimated "as-is" real estate collateral value divided by $27.9 million (the sum of $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings); Junior Notes equaled 1.7 times or $97.3 million in estimated "as-is" real estate collateral value divided by $55.7 million (the sum of $27.8 million in Junior Notes, plus $4.1 million in Senior Notes, plus $23.8 million in Bank Borrowings), and; Equity equaled 1.3 times or $97.3 million in estimated "as-is" real estate collateral value divided by $75.8 million (the sum of $20.1 million in equity, plus $4.1 million in Senior Notes, plus $27.8 million in Junior Notes, plus $23.8 million in Bank Borrowings).

By comparison, as of June 30, 2017, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $117.2 million, and the real estate purchase price was $63.0 million, resulting in an estimated $54.2 million in total value add to the real estate projects. Total construction loan commitments were $25.3 million and construction funds disbursed were $15.7 million, resulting in an estimated percentage completion of 62%. Multiplying the estimated total value add of $54.2 million by the estimated project completion of 62% equaled an estimated $33.6 million of incremental real estate value added based on percentage completion. Adding $33.6 million of incremental real estate value added to the real estate purchase price of $63.0 million provided an estimated "as-is" loan portfolio real estate collateral value of $96.6 million, as of June 30, 2017. When combined with an estimated $3.4 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $100.0 million as of June 30, 2017.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($100.0 million as of June 30, 2017). As of June 30, 2017, the loan-to-value of Bank Borrowings equaled 19% or $18.6 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $100.0 million; Cumulative loan-to-value of Junior Notes equaled 53% or $53.2 million (the sum of $34.6 million in Junior Notes, plus $18.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $100.0 million, and; Cumulative loan-to-value of equity equaled 73% or $72.9 million (the sum of $19.7 million in equity, plus $34.6 million in Junior Notes, plus $18.6 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $100.0 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($100.0 million as of June 30, 2017) divided by the debt or equity and any senior debt. As of June 30, 2017, Bank Borrowings equaled 5.4 times or $100.0 million in estimated "as-is" real estate collateral value divided by $18.6 million in Bank Borrowings; Junior Notes equaled 1.9 times or $100.0 million in estimated "as-is" real estate collateral value divided by $53.2 million (the sum of $34.6 million in Junior Notes, plus $18.6 million in Bank Borrowings), and; Equity equaled 1.4 times or $100.0 million in estimated "as-is" real estate collateral value divided by $72.9 million (the sum of $19.7 million in equity, plus $34.6 million in Junior Notes, plus $18.6 million in Bank Borrowings).

As of December 31, 2017, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $60.6 million, resulting in an estimated $51.5 million in total value add to the real estate projects. Total construction loan commitments were $22.0 million and construction funds disbursed were $14.3 million, resulting in an estimated percentage completion of 65%. Multiplying the estimated total value add of $51.5 million by the estimated project completion of 65% equaled an estimated $33.6 million of incremental real estate value added based on percentage completion. Adding $33.6 million of incremental real estate value added to the real estate purchase price of $60.6 million provides an estimated "as-is" loan portfolio real estate collateral value of $94.1 million. When combined with an estimated $4.8 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $98.9 million as of December 31, 2017.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($98.9 million as of December 31, 2017). As of December 31, 2017, the loan-to-value of Bank Borrowings equaled 19% or $19.0 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $98.9 million; Cumulative loan-to-value of Junior Notes equaled 53% or $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $98.9 million, and; Cumulative loan-to-value of equity equaled 74% or $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $98.9 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($98.9 million as of December 31, 2017) divided by the debt or equity and any senior debt. As of December 31, 2017, Bank Borrowings equaled 5.2 times or $98.9 million in estimated "as-is" real estate collateral value divided by $19.0 million in Bank Borrowings; Junior Notes equaled 1.9 times or $98.9 million in estimated "as-is" real estate collateral value divided by $52.8 million (the sum of $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings), and; Equity equaled 1.4 times or $98.9 million in estimated "as-is" real estate collateral value divided by $73.0 million (the sum of $20.2 million in equity plus $33.8 million in Junior Notes plus $19.0 million in Bank Borrowings).

By comparison, as of December 31, 2016, the estimated "after-repair" value of the real estate collateral securing the loan portfolio was $112.1 million, and the real estate purchase price was $57.0 million, resulting in an estimated $55.1 million in total value add to the real estate projects. Total construction loan commitments were $26.8 million and construction funds disbursed were $17.6 million, resulting in an estimated percentage completion of 66%. Multiplying the estimated total value add of $55.1 million by the estimated project completion of 66% equaled an estimated $36.1 million of incremental real estate value added based on percentage completion. Adding $36.1 million of incremental real estate value added to the real estate purchase price of $57.0 million provides an estimated "as-is" loan portfolio real estate collateral value of $93.1 million. When combined with an estimated $2.9 million of real estate owned assets, the total estimated "as-is" real estate collateral value securing the Company's investment programs was $96.0 million as of December 31, 2016.

Cumulative loan-to-value is the value of the debt or equity investment plus any senior debt divided by the estimated "as-is" real estate value ($96.0 million as of December 31, 2016). As of December 31, 2016, the loan-to-value of Bank Borrowings equaled 14% or $13.4 million in Bank Borrowings divided by the estimated "as-is" real estate collateral value of $96.0 million; Cumulative loan-to-value of Junior Notes equaled 52% or $49.8 million (the sum of $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $96.0 million, and; Cumulative loan-to-value of equity equaled 72% or $68.8 million (the sum of $19.0 million in equity plus $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings) divided by the estimated "as-is" real estate collateral value of $96.0 million.

Cumulative Asset Coverage is the estimated "as-is" real estate value ($96.0 million as of December 31, 2016) divided by the debt or equity and any senior debt. As of December 31, 2016, Bank Borrowings equaled 7.2 times or $96.0 million in estimated "as-is" real estate collateral value divided by $13.4 million in Bank Borrowings; Junior Notes equaled 1.9 times or $96.0 million in estimated "as-is" real estate collateral value divided by $49.8 million (the sum of $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings), and; Equity equaled 1.4 times or $96.0 million in estimated "as-is" real estate collateral value divided by $68.8 million (the sum of $19.0 million in equity plus $36.4 million in Junior Notes plus $13.4 million in Bank Borrowings).

Interest Coverage. The interest coverage ratios are the ratios of total income to interest expenses. The following table provides information as to the Company's interest coverage ratios considering the Company's three components of debt for the periods shown.

Interest Coverage Ratios				
	For the Three Months June 30,		For the Year Ended December 31,	
	2018	2017	2017	2016
Interest income	$ 2,457,651	$ 2,765,429	$ 10,838,524	$ 11,839,445
Non-interest income	159,980	219,435	770,173	379,053
Total income	2,617,631	2,984,864	11,608,697	12,218,498
Interest expense – Bank Borrowings (1)	301,056	257,911	1,075,991	818,701
Interest expense – Senior Notes (2)	49,696	-	-	-
Interest expense – Junior Notes (3)	551,415	819,665	3,095,246	3,368,804
Total interest expense	$ 902,167	$ 1,077,576	$ 4,171,237	$ 4,187,504
Interest coverage ratios				
Interest coverage - Bank Borrowings (1)	8.7 x	11.6 x	10.8 x	14.9 x
Cumulative interest coverage - Senior Notes (2)	7.5 x	--	--	--
Cumulative interest coverage - Junior Notes (3)	2.9 x	2.8 x	2.8 x	2.9 x
Average portfolio leverage, during period	71.7%	74.0%	73.1%	72.3%

(1) Bank Borrowings have a first priority security interest in all of the Company's assets, including Portfolio Loans. Interest coverage equals total income divided by the interest expense related to Bank Borrowings.
(2) Senior Notes have a second priority security interest in all of the Company's assets, including its Portfolio Loans. Cumulative interest coverage of Senior Notes equals total income divided by the total interest expense related to Senior Notes and Bank Borrowings combined.
(3) Junior Notes have a third priority security interest in all of the Company's assets, including Portfolio Loans. Cumulative interest coverage of Junior Notes equals total income divided by the total interest expense related to Junior Notes, Senior Notes and Bank Borrowings combined.

During the three months ended June 30, 2018, the Company generated $2,617,631 in total income available to pay interest expense. With average portfolio leverage of 71.7%, the Company paid interest expense of $301,056 related to Bank Borrowings, $49,696 related to Senior Notes, and $551,415 related to Junior Notes. Total income was 8.7 times the amount necessary to pay interest expense related to Bank Borrowings, 7.5 times the amount necessary to pay the interest expense related to Bank Borrowings and Senior Notes combined, and 2.9 times the amount necessary to pay the interest expense related to Bank Borrowings, Senior Notes and Junior Notes combined. The Company began issuing Senior Notes on March 1, 2018.

By comparison, during the three months ended June 30, 2017 the Company generated $2,984,864 in total income available to pay interest expense. With average portfolio leverage of 74.0%, the Company paid interest expense of $257,911 related to Bank Borrowings and $819,665 related to Junior Notes. Total income was 11.6 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

By comparison, during the year ended December 31, 2017 the Company generated $11,608,697 in total income available to pay interest expense. With average portfolio leverage of 73.1%, the Company paid interest expense of $1,075,991 related to Bank Borrowings and $3,095,246 related to Junior Notes. Total income was 10.8 times the amount necessary to pay interest expense related to Bank Borrowings and 2.8 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

By comparison, during the year ended December 31, 2016 the Company generated $12,218,498 in total income available to pay interest expense. With average portfolio leverage of 72.3%, the Company paid interest expense of $818,701 related to Bank Borrowings and $3,368,804 related to Junior Notes. Total income was 14.9 times the amount necessary to pay interest expense related to Bank Borrowings and 2.9 times the amount necessary to pay the interest expense related to Bank Borrowings and Junior Notes combined.

Income Statement

Net Income. Net income was $722,226 for the quarter ended June 30, 2018, a decrease of $32,954, or 4.4%, from $755,720 in the prior quarter, and a decrease of $4,099, or 0.6%, from $726,865 during the same quarter in the prior year.

The modest quarter-over-quarter decline in net income was primarily attributable to a reduction in other income, related to a decline in non-performing loan fees (late fees and default interest) and less gain on sale income related to the disposition of REO assets.

Net Interest Margin and Net Interest Rate Spread. Net interest margin for the quarter ended June 30, 2018 was 9.528%. This compares to net interest margin of 8.762% and 9.677% for the quarters ended March 31, 2018 and June 30, 2017, respectively. Similarly, the net interest rate spread for the quarter ended June 30, 2018 was 7.981% compared to 7.171% and 7.840% for the quarters ended March 31, 2018 and June 30, 2017, respectively. See table below "Average Balances and Yields" for additional details

The quarter-over-quarter and year-over-year stabilization in net interest margin and net interest rate spread reflects steadiness in Portfolio Loan pricing and continued reduction in the Company's blended cost of capital. During 2017, the Company lowered the interest rate paid on average interest-bearing liabilities by refinancing all Junior Notes from 10% to 8%. During 2018, the Company began issuing new 6% Senior Secured Demand Notes ("Senior Notes"), which are providing the Company with a new source of lower cost capital. See "Senior Notes" below for additional details.

In addition, two transitory factors pressuring the Company's margins are expected to improve during the second half of 2018. The increase in interest expense related to the redevelopment of two apartment buildings should be offset by rental income as the units are leased, eventually becoming additive to earnings. Similarly, two non-accruing loans that are requiring more time and expense to resolve should be sold. See "Delinquent Loans and REO Assets" below for additional details.

This compares to previous quarters, when the Company reported year-over-year decreases in net interest margin and net interest rate spread primarily attributable to declining yields on average interest-earning assets, a result of increased competition and associated pricing pressure in the private lending industry, more than offsetting the benefit from a decline in interest rate paid on average interest-bearing liabilities.

Interest Income. For the quarter ended June 30, 2018, total interest income was $2,457,651, an increase of $100,489, or 4.3%, from $2,357,162 during the prior quarter, and a decrease of $307,778, or 11.1%, from $2,765,429 during the same period in the prior year.

The year-over-year decrease in interest income was the result of a 6.4% decline in average Portfolio Loans to $64.6 million during the quarter ended June 30, 2018, from an average of $69.1 million during the same quarter in the prior year, and an 80 basis point decline in the average yield earned on interest-earning assets to 15.207% during the quarter ended June 30, 2018, from 16.018% during the same quarter in the prior year.

The quarter-over-quarter increase in interest income was the result of a 96 basis point increase in the average yield earned on interest-earning assets to 15.207% during the quarter ended June 30, 2018, from 14.236% during the prior quarter. This increase in yield earned more than offset the $1.6 million, or 2.4%, decline in average Portfolio Loans during the quarter ended June 30, 2018 compared to the prior quarter.

The average daily balance of cash during the quarter ended June 30, 2018 was $652,846, compared to $659,855 and $705,626 for the quarters ended March 31, 2018 and June 30, 2017, respectively. Interest income earned on those cash balances during that time was immaterial.

Interest Expense. Total interest expense increased $10,170, or 1.1%, to $902,167 for the quarter ended June 30, 2018 from $891,997 during the prior quarter, and decreased $175,409, or 16.3%, from $1,077,576 during the same quarter in the prior year. The average cost of interest-bearing liabilities was 7.073% during the quarter ended June 30, 2018, an increase of 15 basis points from 6.925% during the prior quarter, and a decrease of 94 basis points from 8.016% during the same quarter in the prior year.

Interest expense on Junior Notes was $551,415 for the quarter ended June 30, 2018, a decrease of 6.0% from $586,471 during the prior quarter, and a decrease of 32.7% from $819,665 during the same quarter in the prior year. The average yields paid on Junior Notes for the quarters ending June 30, 2018, March 31, 2018 and June 30, 2017

were 7.978%, 7.881%, and 9.288%, respectively. As mentioned previously, to reduce expenses related to the Junior Notes, the Company refinanced all maturing Junior Notes from an interest rate of 10% to 8% between April and September 2017.

The Company initiated its new 6% Senior Secured Demand Notes ("Senior Notes") offering on March 1, 2018. Interest expense on Senior Notes was $49,696 for the quarter ended June 30, 2018, an increase of 248.8% from $14,248 during the prior quarter. The average yields paid on Senior Notes for the quarters ending June 30, 2018 and March 31, 2018 were 5.984% and 5.918%, respectively.

Interest expense on the Company's line of credit with Western Alliance Bank ("Bank Borrowings") was $301,056 during the quarter ended June 30, 2018, an increase of 3.4% from $291,278 during the prior quarter, and an increase of $43,145, or 16.7%, from $257,911 for the same quarter in the prior year. This year-over-year increase was attributable to both an increase in average Bank Borrowings and average interest rate paid on those Bank Borrowings to $20.0 million and 6.006% during the quarter ended June 30, 2018 from $18.5 million and 5.585% during the same quarter in the prior year.

The year-over-year increase in interest rate paid on Bank Borrowings primarily reflects the increase in the 1-Month LIBOR rate during this period, which is the index used to price the Company's line of credit. The Company renewed its line of credit with Western Alliance Bank from January 1, 2018 through January 1, 2020, lowering the interest rate spread over the 1-Month LIBOR rate by 50 basis points and increasing the size of the line of credit by $15 million. See "Bank Borrowings" below for additional details.

Net Interest Income. Net interest income for the quarter ended June 30, 2018 was $1,555,484, an increase of $90,319, or 6.2%, from $1,465,165 in the prior quarter, and a decrease of $132,369, or 7.8%, from $1,687,853 during the same quarter in the prior year.

As discussed above, the year-over-year decrease in net interest income was primarily attributable to a 6.4% decline in Portfolio Loans. The decrease in yield earned on average interest-earning assets, resulting from increased industry pricing pressure, was more than offset by a reduction in the Company's blended cost of capital.

Non-Interest Income. For the three months ended June 30, 2018, other income was $159,980, a decrease of $41,295, or 20.5%, from $201,275 during the prior quarter, and a decrease of $59,455, or 27.1%, from the same period during the prior year. Other income generally includes late payment fees and default interest related to non-performing loans and income related to REO assets. We expect this income to vary between periods driven by the number of non-performing loans and the collectability of default interest and late fees on those loans.

Non-Interest Expense. For the three months ended June 30, 2018, non-interest expense was $984,758, a decrease of $24,211, or 2.4%, from $1,008,969 during the prior quarter, and a decrease of $222,261, or 18.4%, from $1,207,019 during the same period in the prior year.

Provision for Loan Losses. Based on our analysis of loan portfolio performance and portfolio growth, the Company recorded a provision of $10,000 for the quarter ended June 30, 2018, no provision for the quarter ended March 31, 2018, and a provision of $14,073 for the quarter ended June 30, 2017. The allowance for loan losses was $900,272, or 1.3%, of total unpaid principal balance (UPB) at June 30, 2018 compared to $890,272, or 1.4%, of total UPB at March 31, 2018, and as compared to $1,103,397, or 1.6%, of total UPB at June 30, 2017. Total delinquent loans were $3,258,071, or 4.8%, of the total UPB at June 30, 2018 compared to $5,849,226, or 9.3%, and $5,066,197, or 7.2%, of the total UPB at March 31, 2018 and June 30, 2017, respectively. The allowance for loan losses reflects the estimate we believed to be appropriate to cover probable incurred losses inherent in the loan portfolio at June 30, 2018, March 31, 2018 and June 30, 2017. See "Asset Quality" below for a discussion of non-performing loans and REO assets.

Income Taxes. Income tax expense for the quarter ended June 30, 2018 was $7,940, as compared to $150.00 during the prior quarter and $7,457 during the same quarter in the prior year. This tax expense is related to municipal franchise taxes. Under the laws pertaining to income taxation of limited liability companies, the Company as an entity pays no federal income tax.

Balance Sheet, Liquidity and Capital Resources

Total assets. Total assets increased $7.7 million, or 11.2%, to $76.6 million at June 30, 2018 from $68.9 million at March 31, 2018, driven primarily by a $5.2 million, or 8.4%, increase in net loans and a $2.8, or 49.4%, increase in real estate owned assets. By comparison, total assets as of June 2018 increased $2.8 million, or 3.9%, from $73.7 million at June 30, 2017, driven primarily by a $1.6 million, or 2.4%, decrease in net loans and a $5.1 million, or 150.3%, increase in real estate owned assets.

The increase in real estate owned assets reflects capital improvements made by the Company to redevelop two apartment buildings with a total of 63 units that were taken back as REO assets in early 2016 and the acquisition of a new REO asset during the quarter with a cost basis of $1.9 million. The redevelopment costs associated with the redevelopment initiatives are primarily capitalized and will continue to increase REO assets until the redevelopment is completed during 2018. See "Delinquent Loans and REO Assets" below for additional details.

Equity. The Company's equity balance at June 30, 2018 was $20.1 million (26.3% of total assets), a decrease of $438,420, or 2.1%, from $20.6 million (29.8% of total assets) at March 31, 2018, and an increase of $377,789, or 1.9%, from $19.7 million (26.8% of total assets) at June 30, 2017.

Bank Borrowings. As of June 30, 2018, March 31, 2018 and June 30, 2017, the net unpaid line of credit balance was $23.7 million (31.0% of total assets), $17.4 million (25.3% of total assets), and $18.5 million (25.1% of total assets), respectively.

For the quarters ending June 30, 2018, March 31, 2018 and June 30, 2017, average line of credit utilization during these periods was $20.0 million (50.1% utilization), $20.8 million (52.0% utilization) and $18.5 million (73.9% utilization), respectively. The decline in the Company's average line of credit utilization during the quarters ended June 30, 2018 and March 31, 2018 reflected an increase in the line of credit limit from $25 million to $40 million, as discussed below in more detail. The Company targets a line of credit utilization rate of 50-80%, which allows the Company to meet unanticipated loan requests from borrowers or unanticipated withdrawal requests from investors. Similarly, if the Company's Portfolio Loans pay off faster than anticipated or if new loan originations do not match the rate of loan payoffs, the line of credit can be paid down while keeping investor capital fully utilized.

The Company renewed its line of credit with Western Alliance Bank from January 1, 2018 through January 1, 2020. The renewed line of credit includes a 50 basis point reduction in the interest rate from 1-Month LIBOR plus 4.5% to 1-Month LIBOR plus 4.0%, and an increase in the borrowing limit from $25 to $40 million. It is important to point out that the $40 million limit was based on the Company's expected portfolio loan growth over the next two years, and the $40 million borrowing limit is predicated on the Company pledging sufficient loans as collateral to obtain the full $40 million in availability. As of June 30, 2018, the Company's pledged loans would have allowed for approximately $30 million in line of credit availability. As a result, we anticipate that during 2018 the Company's average line of credit utilization rate will be below or at the low end of its target range of 50-80%.

In addition, the 50-basis point reduction in interest rate only partially offsets the 175-basis point increase in the 1-Month LIBOR rate between December 2015 and June 2018. It is important to point out that the line of credit is only one of three tranches in the Company's debt structure and its primary purpose is cash management. Because the revolving line of credit allows the Company to draw on and pay down the line of credit daily, the Company can use the line of credit to efficiently manage the ebbs and flows of Portfolio Loan funding and payoffs while keeping investor capital fully utilized. The revolving line of credit can also provide the Company with liquidity to meet investor withdrawal requests.

Junior Notes. As of June 30, 2018, Junior Notes were $27.8 million (36.3% of total assets). This compares to $27.4 million (39.8% of total assets) as of March 31, 2018 and $34.6 million (46.9% of total assets) as of June 30, 2017.

Senior Notes. As previously mentioned, the Securities and Exchange Commission qualified the Senior Secured Demand Notes offering effective February 23, 2018, and the Company began issuing Senior Notes on March 1, 2018. As of June 30, 2018, Senior Notes were $4.1 million (5.3% of total assets) compared to $2.8 million (4.1% of total assets) as of March 31, 2018.

Portfolio Roll Forward Analysis. The Company makes short term loans with maturities of 12 months or less. These Portfolio Loan payoffs provide a primary source of cash flow to the Company. To help analyze the velocity of this cash flow the Company performs a monthly loan portfolio roll forward analysis. This analysis evaluates the number

of active loans and the principal balance of those loans at the beginning of each month, and the dollar volume of principal advances made, and principal payments received by the Company during each month. With this information, the Company can analyze historical monthly cash flows related to loan portfolio funding and payoffs and calculate the number of days required for the loan portfolio to turn over or to pay off in full, assuming the Company stopped making new loans and the historical principal payment velocity remained constant.

The following table sets forth the portfolio roll forward analysis.

Month	Number of Loans	Principal Beginning Balance	Principal Advances	Principal Payments	Principal Ending Balance	Days to Turnover (1)
Jan-16	270	59,891,317	4,877,842	(2,427,743)	62,341,416	740
Feb-16	283	62,341,416	7,972,463	(5,390,355)	64,923,524	347
Mar-16	302	64,923,524	9,262,654	(6,104,046)	68,082,132	319
Apr-16	294	68,082,132	8,712,315	(6,799,669)	69,994,778	300
May-16	276	69,994,778	7,067,482	(8,654,828)	68,407,432	243
Jun-16	273	68,407,432	8,101,849	(10,926,622)	65,582,659	212
Jul-16	274	65,582,659	6,538,128	(4,431,510)	67,689,276	444
Aug-16	276	67,689,276	9,100,199	(5,828,843)	70,960,632	348
Sep-16	269	70,960,632	7,351,413	(9,044,148)	69,267,897	235
Oct-16	274	69,267,897	8,420,711	(5,923,012)	71,765,597	351
Nov-16	257	71,765,597	4,228,950	(6,594,758)	69,399,788	326
Dec-16	244	69,399,788	5,780,820	(8,425,622)	66,754,985	247
Total		**808,306,446**	**87,414,824**	**(80,551,156)**	**Average # Days**	**301**
Jan-17	246	66,754,985	9,640,864	(9,239,782)	67,156,067	217
Feb-17	248	67,156,067	7,429,508	(5,425,096)	69,160,478	371
Mar-17	254	69,160,478	9,289,042	(7,066,300)	71,383,220	294
Apr-17	250	71,383,220	6,445,553	(9,340,595)	68,488,178	229
May-17	247	68,488,178	7,920,151	(8,161,569)	68,246,761	252
Jun-17	249	68,246,761	10,619,223	(8,895,665)	69,970,319	230
Jul-17	258	69,970,319	7,128,195	(4,128,404)	72,970,110	508
Aug-17	247	72,970,110	6,523,035	(8,285,157)	71,207,988	264
Sep-17	247	71,207,988	7,352,497	(5,216,881)	73,343,604	409
Oct-17	238	73,343,604	6,295,076	(9,319,403)	70,319,277	236
Nov-17	228	70,319,277	4,755,973	(7,290,421)	67,784,829	289
Dec-17	232	67,784,829	8,496,164	(7,869,997)	68,410,996	258
Total		**836,785,817**	**91,895,281**	**(90,239,270)**	**Average # Days**	**278**
Jan-18	235	68,410,996	8,992,596	(8,330,393)	69,073,199	246
Feb-18	218	69,073,199	4,826,963	(10,671,798)	63,228,364	194
Mar-18	215	63,228,364	9,286,505	(9,542,233)	62,972,637	199
Apr-18	222	62,972,637	8,883,321	(8,262,626)	63,593,331	229
May-18	217	63,593,331	14,632,653	(10,005,087)	68,220,897	191
Jun-18	219	68,220,897	12,169,765	(12,136,508)	68,254,153	169
Total		**395,499,424**	**58,791,802**	**(58,948,645)**	**Average # Days**	**201**

(1) Days to turnover is calculated by dividing the monthly beginning principal balance by the monthly principal payments received and then multiplying by 30 days.

During the six months ended June 30, 2018, the principal balance of the Company's loan portfolio ranged from $63.0 million to $69.1 million, and the Company made principal advances of $58.8 million related to new or existing Portfolio Loans and received principal payments of $58.9 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would take approximately 201 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

By comparison, during the twelve months ended December 31, 2017, the principal balance of the Company's loan portfolio ranged from $66.8 million to $73.3 million, and the Company made principal advances of $91.9 million related to new or existing Portfolio Loans and received principal payments of $90.2 million related to loan payoffs. Based on the average monthly principal balance and principal payments received, on average it would have taken approximately 278 days for the Company's Portfolio Loans to pay off in full, assuming the Company stopped making new loans, and the average volume of principal payments remained constant.

Asset Quality

Allowances for loan losses. As of June 30, 2018, the Company's allowance for loan losses balance was $900,272 or 1.3% of the unpaid principal balance (UPB) of Portfolio Loans. During the quarter ended June 30, 2018, the Company recognized a $10,000 provision for loan losses and no loan charge-offs.

By comparison, the Company recognized no provision for loan losses and no charge-offs during the quarter ended March 31, 2017.

By comparison, the Company recognized $14,073 in provisions for loan losses and $78,475 in charge-offs during the quarter ended June 30, 2017.

Based on the Company's expectation of stable portfolio performance in the near term, the Company expects to accrue a provision for loan losses at a rate of between 0% and 1.0% annualized. As of June 30, 2018, the total amount of charges-offs recognized by the Company since inception (April 2009) totaled $362,560.

Delinquent Loans and REO Assets. The following definitions are used when categorizing the Company's Delinquent, Non-Performing, Non-Accruing, Impaired and Real Estate Owned assets:

- *Delinquent Loan:* A loan with a monthly payment that is 30 days or more past due.
- *Non-Performing Loan:* A Delinquent Loan that is in the foreclosure process but still accruing interest.
- *Non-Accruing Loan:* A Delinquent Loan that is in the foreclosure process but no longer accruing interest. The accrual of interest on a loan is discontinued when, in management's judgment, the future collectability of principal or interest is in doubt. Loans placed on non-accrual status may or may not be contractually past due at the time of such determination.
- *Impaired Loan:* A Delinquent Loan in which the estimated net proceeds from the disposition of the collateral (from auction sale or otherwise) is insufficient to cover the total principal, unpaid accrued interest and foreclosure fees due. Impaired loans are measured based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or the fair market value of the collateral if the loan is collateral dependent. Impaired loans are currently measured at lower of cost or fair value. Impaired loans are charged to the allowance for loan losses when management believes, after considering economic and business conditions, collection efforts and collateral position that collection of principal is not probable.
- *Real Estate Owned ("REO"):* Real estate that becomes an asset of the Company following a foreclosure sale or through a deed in lieu of foreclosure.

The Company's policy is to categorize a loan as both a Delinquent Loan and Non-Performing Loan and to begin the foreclosure process if the Company has not received payment from the borrower within 30 days of the due date. Industry standard is to categorize a loan as Delinquent for the first 90 days and then to categorize the loan as Non-Performing after 90 days. We believe that our more aggressive policy is appropriate given that our loans have shorter maturities relative to traditional loans. This policy enables the Company to get an earlier start on the foreclosure process should the loan continue to remain delinquent (the time to foreclose on a property can range from 75 to 180 days or longer if the borrower files bankruptcy). However, this more conservative policy does tend to generate more Non-Performing Loans that are ultimately cured.

When a loan becomes Non-Performing and the foreclosure process is initiated, accounting rules require the Company to continue to accrue interest monthly on the Non-Performing Loan, if the manager believes in good faith that the net proceeds from the disposition of the collateral, through foreclosure sale or otherwise, will be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due. In contrast, if the manager, at any time, believes that the net proceeds from the disposition of the collateral may not be sufficient to recover the principal, unpaid accrued interest and foreclosure fees due, then accounting rules require the manager to stop accruing interest on the loan. Only this type of loan will be classified as a Non-Accruing Loan. Finally, if for whatever reason, the net proceeds from the disposition of the collateral are estimated to be insufficient to pay the principal, unpaid accrued interest and foreclosure fees due, then the loan will be classified as an Impaired Loan. Accounting rules require that the shortfall related to an Impaired Loan be booked against the Company's allowance for loan losses.

The following table provides information associated with the Company's Delinquent, Non-Performing, Non-Accruing and Impaired assets:

Paid Off Delinquent Loans (during Q2 2018)	Unpaid Principal Balance	Unpaid Accrued Interest	Additional Fees Collected (1)	Date Paid Off	Loan Status
Lakewood, Washington (Pierce)	432,900	65,368	37,580	5/29/2018	Paid Off
Chicago, Illinois (Cook)	87,941	16,173	13,958	5/29/2018	Paid Off
Villa Park, Illinois (DePage)	190,301	38,533	10,761	6/4/2018	Paid Off
Total	**$ 711,142**	**$ 120,074**	**$ 62,299**		

Delinquent Loans (as of 6/30/2018)	Unpaid Principal Balance	Unpaid Accrued Interest	Estimated Value	Date First Missed Payment	Loan to Value	Accrual Status
Chicago, Illinois (Cook)	1,276,429	0	1,560,000	7/5/2016	82%	Non Accruing
Chicago, Illinois (Cook)	20,517	0	195,000	3/5/2017	11%	Non Accruing
Chicago, Illinois (Cook)	439,426	12,669	620,000	12/5/2017	73%	Non Accruing
Chicago, Illinois (Cook)	388,699	17,462	680,000	12/5/2017	73%	Non Accruing
Chicago, Illinois (Cook)	83,700	3,607	-	12/5/2017	-	Non Accruing
Oakland, California (Alameda)	1,049,300	43,721	1,750,000	1/5/2018	62%	Non Performing
Total	**$ 3,258,071**	**$ 77,459**	**$ 4,805,000**			

Real Estated Owned (as of 6/30/2018)	Cost Basis	Expenses	Source	Acquisition Date	Category
Chicago, Illinois (Cook)	2,864,684	148,516	Deed in Lieu	5/13/2016	Held for Use
Chicago, Illinois (Cook)	2,611,850	109,050	Deed in Lieu	5/13/2016	Held for Use
Chicago, Illinois (Cook)	252,417	25,852	Deed in Lieu	5/24/2016	Held for Use
Chicago, Illinois (Cook)	183,839	16,397	Deed in Lieu	5/4/2017	Held for Use
Chicago, Illinois (Cook)	168,443	18,935	Deed in Lieu	7/19/2017	Held for Use
Chicago, Illinois (Cook)	92,629	15,643	Deed in Lieu	8/8/2017	Held for Use
Chicago, Illinois (Cook)	274,424	17,281	Deed in Lieu	9/7/2017	Held for Use
Chicago, Illinois (Cook) (3)	102,320	3,412	Deed in Lieu	4/28/2018	Held for Sale
Oakland, California (Alameda) (3)	1,922,499	1,684	Foreclosure	6/1/2018	Held for Sale
Total	**$ 8,473,106**	**$ 356,770**			

(1) Additional fees collected are net of additional expenses incurred.
(2) New Delinquent Loan.
(3) New Real Estate Owned asset.

During the three months ended June 30, 2018, no new loans became delinquent and 3 delinquent loans paid off, which contributed an additional $62,299 in loan fee income related to late fees and additional default interest. As of June 30, 2018, delinquent assets totaled $3.3 million, or 4.3% of total UPB, comprised of 1 non-performing loan (1.4% of UPB) and 5 non-accruing loans (2.9 % of UPB).

During the three months ended June 2018, two REO assets were acquired and no REO assets were sold. As of June 30, 2018, the Company had REO inventory of $8.5 million comprised of 9 properties, comprised of $2.0 million (2 properties) held for sale, and $6.5 million (7 properties) held for use. The Company is in the process of redeveloping two apartment buildings with a total of 63 units that were taken back as REO assets in early 2016. The redevelopment costs are capitalized and will continue to increase REO assets until the redevelopment is completed during 2018. As of June 30, 2018, the total REO cost basis for these two redevelopment projects totaled $5.5 million, or 65% of REO assets, and the Company anticipates approximately $360,000 in additional redevelopment expenditures to complete both projects. We are currently in the process of leasing rental units in one of the buildings and expect to begin leasing unit in the second building during the third quarter of 2018.

While we are not concerned about the long term financial impact of these delinquent loans or REO assets on portfolio performance and do not view these loans as indicative of systemic issues, we continue to analyze them as part of our ongoing process to improve our internal policies and procedures. Our analysis as of June 30, 2018 suggests that the valuation of current REO assets and non-accruing loans will allow the Company to recover its invested capital without impairment charges. In addition, we anticipate the aggregate drag on income from non-yielding REOs and non-accruing loans to dissipate during the second half of 2018.

Assets acquired through or in lieu of foreclosure are initially recorded at the lower of cost or fair value less estimated costs to sell, establishing a new cost basis. After foreclosure, valuations are performed at least annually, and the assets are carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other non-interest income or expense. Costs related to the development and improvement of REO assets are capitalized.

Portfolio Loan Characteristics

Project Type. As of June 30, 2018, the percentage of unpaid principal balance categorized by project type consisted of 83% Single Family Residential Rehab (193 loans), 15% Single Family Residential New Construction (25 loans), 2% Multi-Family Residential Rehab (1 loan), 0% Multi-Family Residential New Construction, 0% Commercial, 0% Land Entitlements and 0% Wholesale.

By comparison, as of March 31, 2018, the percentage of unpaid principal balance categorized by project type consisted of 77% Single Family Residential Rehab (179 loans), 20% Single Family Residential New Construction (27 loans), 3% Multi-Family Residential Rehab (8 loans), 0% Multi-Family Residential New Construction, 0% Commercial, 0% Land Entitlements and 0% Wholesale.

By comparison, as of June 30, 2017, the percentage of unpaid principal balance categorized by project type consisted of 73% Single Family Residential Rehab (202 loans), 22% Single Family Residential New Construction (30 loans), 4% Multi-Family Residential Rehab (16 loans), <1% Multi-Family Residential New Construction (1 loan), 0% Commercial, 0% Land Entitlements and 0% Wholesale.

Geographical Distribution. As of June 30, 2018, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 46%, Colorado 7%, Florida 1%, Georgia 1%, Illinois 11%, New Jersey 1%, North Carolina 1%, Oregon 20%, South Carolina 1%, Texas 3%, Virginia 1%, and Washington 6%.

By comparison, as of March 31, 2018, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 43%, Colorado 7%, Florida 1%, Georgia 1%, Illinois 12%, Massachusetts 2%, New Jersey 1%, North Carolina 1%, Oregon 22%, Texas 2%, and Washington 6%.

By comparison, as of June 30, 2017, the geographic concentration of active Portfolio Loans of 1% or more of the unpaid principal balance in any state was as follows: California 34%, Colorado 6%, Illinois 16%, Massachusetts 1%, Oregon 29%, Pennsylvania 1%, Texas 1%, and Washington 10%.

It is important to point out that the Company is not seeking out land entitlement loans. These loans represent phase one of two phase construction projects on either single family or multi–family residential structures.

Borrowers. As of June 30, 2018, the portfolio consisted of 219 active loans provided to 133 borrowers. The average number of loans per borrower was 1.6 loans. The largest borrower represented 7% of the UPB while the top 3 borrowers represented 19% of the unpaid principal balance.

This compares to March 31, 2018, the portfolio consisted of 215 active loans provided to 142 borrowers. The average number of loans per borrower was 1.5 loans. The largest borrower represented 7% of the UPB while the top 3 borrowers represented 14% of the unpaid principal balance.

By comparison, as of June 30, 2017 the portfolio consisted of 249 active loans provided to 160 borrowers, and the average number of loans per borrower was 1.6 loans. The largest borrower represented 6% of the UPB, while the top 3 borrowers represented 13% of the unpaid principal balance.

Portfolio Age. As of June 30, 2018, the age distribution of the 215 active Portfolio Loans was as follows: 138 loans within 0-6 months (63% of the unpaid principal balance (UPB)), 31 loans within 6-9 months (10% of UPB), 17 loans within 9-12 months (7% of UPB) and 33 loans greater than 12 months (21% of UPB). The number of loans that were greater than 12 months in age included non-performing loans but also reflected an increase in the number of larger rehab and new construction projects financed, which were expected to take approximately one year to complete.

This compares to March 31, 2018, the age distribution of the 215 active Portfolio Loans was as follows: 120 loans within 0-6 months (49% of UPB), 28 loans within 6-9 months (14% of UPB), 18 loans within 9-12 months (7% of UPB) and 49 loans greater than 12 months (30% of UPB). The number of loans that were greater than 12 months in age included non-performing loans but also reflected an increase in the number of larger rehab and new construction projects financed, which were expected to take approximately one year to complete.

By comparison, as of June 30, 2017 the age distribution of the 249 active Portfolio Loans was as follows: 142 loans within 0-6 months (52% of UPB), 24 loans within 6-9 months (9% of UPB), 24 loans within 9-12 months (9% of UPB) and 59 loans greater than 12 months (30% of UPB).

Portfolio Turnover. During the quarter ended June 30, 2018, the Company originated 101 new Portfolio Loans and saw 95 Portfolio Loans pay off. In addition, the Company took 1 deed in lieu of foreclosure, and foreclosed on 1 loan which both became REO assets.

This compares to the quarter ended March 31, 2018, the Company originated 70 new Portfolio Loans and saw 86 Portfolio Loans pay off. In addition, the company took no deeds in lieu of foreclosure, and foreclosed on 1 loan that became an REO asset that was subsequently sold during the quarter.

By comparison, during the quarter ended June 30, 2017 the Company originated 96 new Portfolio Loans and saw 100 Portfolio Loans pay off, foreclosed on 1 loan and took no deeds in lieu of foreclosure.

As of June 30, 2018, the Company had originated 2,229 loans since inception (April 1, 2009) of which 2,010 had paid off and 35 had become REO properties through either the foreclosure or deed in lieu process, resulting in a net 219 active Portfolio Loans.

Loan Size. As of June 30, 2018, the average and median loan sizes were $311,663 and $207,281, up $18,767 and up $281 from the average and median loan sizes of $292,896 and $207,000 at March 31, 2018, and up $30,658 and up $1,781 from the average and median loan sizes of $281,005 and $205,500 at June 30, 2017, respectively.

Cautionary Note Regarding Forward Looking Statements

This report includes forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are generally identifiable by the use of words such as "may," "should," "expects," "plans," "believes," "estimates," "predicts," "potential," and other similar words or expressions. Such statements include information concerning our plans, expectations, possible or assumed future results of operations, trends, financial results and business plans, and involve risks and uncertainties that are difficult to predict and subject to change based on various important factors, many of which are beyond our control. These and other important factors could cause actual results to differ materially from those contained in any forward-looking statement. You should not place undue reliance on our forward-looking information and statements. The forward-looking statements included in this report are made as of the date of this report, and we do not intend, and assume no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements. All forward-looking statements contained in this report are expressly qualified by these cautionary statements. Statements other than statements of historical fact are forward-looking statements.

The historical results described in this report with respect to previous mortgage lending are historical only, and were influenced by available opportunities, diverse market conditions and other factors beyond the control of the Company. Any projections made in this report are based on historical examples and the Company's estimates of future conditions. There is no assurance that lending opportunities experienced in the past will occur in the future, that market conditions will be as favorable to the Company as they have been in the past, or that investors will enjoy returns on their investment comparable to those enjoyed by them or by others with respect to their participation in other investments sponsored by the Manager. The actual results experienced by the Company will differ, and such variation is likely to be material.

About Iron Bridge Mortgage Fund, LLC

Iron Bridge Mortgage Fund, LLC was formed in 2009 as an Oregon limited liability company for the purpose of making commercial purpose loans by lending funds to real estate investors to finance the ownership, entitlement, development or rehabilitation of residential and commercial real estate throughout the United States. The Company has no employees and is managed by Iron Bridge Management Group, LLC, an Oregon limited liability company, which is owned by Gerard Stascausky and operated by Gerard Stascausky and Sarah Gragg Stascausky. Gerard Stascausky and Sarah Gragg Stascausky combined bring to the Company over 20 years of investment banking experience and have been working in the distressed real estate investment industry since 2004.

The Company's primary business is to provide commercial purpose loans for the acquisition and rehabilitation of distressed residential and commercial real estate as well as to provide opportunistic financing for real estate

development and construction. The Company's primary source of funding is private equity, private debt and bank borrowings. The commercial purpose loans extended by the Company are based upon underwriting criteria the Manager has found to be successful in the past.

The Company primarily originates and structures its own loans, with such loans being secured by first lien deeds of trust or mortgages. However, the Company may also take title to properties (either directly or through a wholly owned subsidiary) to facilitate prompt acquisitions from trustees at auction, pre-foreclosure acquisitions from defaulting borrowers, or any other real estate acquisition in which the Company believes taking title to the property is in the best interest of the Company. The wholly owned subsidiary may provide the Company a level of liability protection on owned assets, while preserving the Company's economic interests.

For more information visit our website: www.ironbridgelending.com

IRON BRIDGE MORTGAGE FUND, LLC
AVERAGE BALANCE AND YIELD

	For the Three Months Ended								
	June 30, 2018			March 31, 2018			June 30, 2017		
	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield	Average Balance (1)	Interest (2)	Average Yield
Interest-earning assets									
Bank deposits	$ 652,846	-	-	$ 659,855	-	-	$ 705,626	-	-
Portfolio loans	64,646,101	$ 2,457,651	15.207%	66,229,012	$ 2,357,162	14.236%	69,059,461	$ 2,765,429	16.018%
Total interest-earning assets	65,298,947	2,457,651	15.055%	66,888,867	2,357,162	14.096%	69,765,087	2,765,429	15.856%
Allowance for loan losses	(890,381)			(890,272)			(1,151,558)		
Non-interest earning assets (3)	6,745,639			6,050,223			4,097,144		
Total Assets	71,154,204			72,048,818			72,710,674		
Interest-bearing liabilities									
Junior Notes	27,646,500	551,415	7.978%	29,767,405	586,471	7.881%	35,300,249	819,665	9.288%
Senior Notes	3,322,183	49,696	5.984%	963,046	14,248	5.918%	-	-	0.000%
Bank Borrowings	20,049,274	301,056	6.006%	20,791,811	291,278	5.604%	18,471,445	257,911	5.585%
Total interest-bearing liabilities	51,017,957	902,167	7.073%	51,522,262	891,997	6.925%	53,771,694	1,077,576	8.016%
Non-interest bearing liabilities (4)	394,656			416,603			486,975		
Shareholders' equity	19,741,591			20,109,954			18,452,004		
Total liabilities and shareholders' equity	$ 71,154,204			$ 72,048,818			$ 72,710,674		
Net interest income		$ 1,555,484			$ 1,465,165			$ 1,687,853	
Net Interest rate spread (5)			7.981%			7.171%			7.840%
Net interest margin (6)			9.528%			8.762%			9.677%
Ratio of interest-earning assets to interest bearing liabilities			1.28			1.30			1.30

Footnotes

(1) Average balances are the daily average unpaid principal balance of interest-earning assets and interest-bearing liabilities and include non-accruing loan balances.

(2) Interest includes all Portfolio Loan fee income and interest received on such loans, including late fees and default interest, and discount points and origination fees that are accreted to income over the life of the loan. Bank Borrowings exclude loan origination fees in accordance with generally accepted accounting principles.

(3) Non-interest-earning assets include interest receivable, line of credit origination fees, unamortized loan origination discount and real estate held for sale.

(4) Non-interest-bearing liabilities include loan servicing fees payable, interest payable, management incentive fees payable, accounting fees payable, and refunds due borrower.

(5) Net interest rate spread represents the difference between the yield on average interest-earning assets and the cost of average interest-bearing liabilities.

(6) Net interest margin represents net interest income divided by average total interest-earning assets.

IRON BRIDGE MORTGAGE FUND
BALANCE SHEET

	Dec 31, 2016	Mar 31, 2017	June 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018	June 30, 2018
Assets							
Cash and cash equivalents	$ 204,541	$ 1,585,841	$ 953,030	$ 1,155,914	$ 684,316	$ 834,264	$ 661,814
Mortgage interest receivable	1,157,773	1,115,535	1,031,322	1,137,926	1,257,834	799,394	687,816
Mortgage loans receivable, net	65,277,911	69,752,535	68,378,126	72,013,136	67,090,684	61,590,164	66,763,317
	66,640,225	72,453,911	70,362,478	74,306,976	69,032,834	63,223,822	68,112,947
Real estate held for sale	2,925,184	4,262,735	3,386,111	3,827,675	4,795,566	5,672,235	8,476,969
Total assets	$ 69,565,409	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916
Liabilities							
Accounts payable and other accrued liabilities	$ 33,943	$ 29,609	$ (8,619)	$ 11,703	$ 23,925	$ 3,297	$ (16,445)
Servicer fees payable	175,089	184,724	171,676	179,529	176,575	162,759	168,102
Incentive fees payable	66,755	75,305	77,602	87,804	62,101	90,665	84,468
Interest payable	371,993	393,247	342,306	318,342	325,809	283,798	322,616
Notes payable - junior notes	36,398,463	36,132,766	34,597,566	33,695,207	33,805,946	27,418,329	27,783,080
Notes payable - senior notes	-	-	-	-	-	2,795,940	4,058,857
Line of credit, net	13,294,510	21,062,314	18,485,522	22,847,896	19,014,051	17,418,966	23,743,771
Deferred interest	218,407	385,415	342,680	202,957	214,866	166,238	327,822
Total liabilities	50,559,160	58,263,380	54,008,733	57,343,438	53,623,273	48,339,992	56,472,271
Members' equity	19,006,249	18,453,266	19,739,856	20,791,213	20,205,127	20,556,065	20,117,645
Total liabilities and members' equity	$ 69,565,409	$ 76,716,646	$ 73,748,589	$ 78,134,651	$ 73,828,400	$ 68,896,057	$ 76,589,916

Footnotes

The amounts provided in the financial statements through December 31, 2017 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2018 have not been audited. Audited financial statements for the fiscal year 2018 will be available during the first quarter of 2019.

IRON BRIDGE MORTGAGE FUND
INCOME STATEMENT

	2016	Jan - Mar 17	Apr - Jun 17	Jul - Sep 16	Oct - Dec 17	2017	Jan - Mar 18	Apr - Jun 18
Revenues								
Mortgage interest income	$ 11,839,445	$ 2,780,049	$ 2,765,429	$ 2,745,607	$ 2,547,439	$ 10,838,524	$ 2,357,162	$ 2,457,651
year / year %	17.0%	-5.6%	-9.5%	-6.4%	-12.3%	-8.5%	-15.2%	-11.1%
quarter / quarter %	na	-4.3%	-0.5%	-0.7%	-7.2%	na	-7.5%	4.3%
Other income	379,053	102,885	219,435	326,470	121,383	770,173	201,275	159,980
year / year %	48.3%	-31.3%	100.7%	339.9%	165.0%	103.2%	95.6%	-27.1%
quarter / quarter %	na	124.6%	113.3%	48.8%	-62.8%	na	65.8%	-20.5%
Total revenues	12,218,498	2,882,934	2,984,864	3,072,077	2,668,822	11,608,697	2,558,437	2,617,631
Operating expenses								
Interest expense	4,187,505	1,107,494	1,077,576	1,003,087	983,080	4,171,237	891,997	902,167
year / year %	14.7%	18.0%	3.5%	-7.5%	-12.5%	-0.4%	-19.5%	-16.3%
quarter / quarter %	na	-1.5%	-2.7%	-6.9%	-2.0%	na	-9.3%	1.1%
Servicer fees	2,063,509	515,640	522,969	552,049	536,298	2,126,956	498,886	492,617
year / year %	31.2%	8.3%	-1.1%	4.8%	0.9%	3.1%	-3.2%	-5.8%
quarter / quarter %	na	-3.0%	1.4%	5.6%	-2.9%	na	-7.0%	-1.3%
Incentive fees	1,594,563	216,781	248,536	252,140	192,019	909,476	239,355	212,780
year / year %	-3.0%	-57.5%	-46.1%	-26.1%	-31.9%	-43.0%	10.4%	-14.4%
quarter / quarter %	na	-23.1%	14.6%	1.5%	-23.8%	na	24.7%	-11.1%
Provision for losses on loans	157,079	42,680	14,073	-	-	56,753	-	10,000
year / year %	na	56.0%	-66.8%	na	na	-63.9%	na	-28.9%
quarter / quarter %	na	-2.3%	-67.0%	na	na	na	na	na
Professional fees	291,562	112,005	86,128	42,306	70,129	310,568	132,855	109,546
year / year %	-17.1%	45.0%	70.2%	-47.8%	-15.1%	6.5%	18.6%	27.2%
quarter / quarter %	na	35.6%	-23.1%	-50.9%	65.8%	na	89.4%	-17.5%
Real estate owned holding costs	64,702	73,769	170,910	57,480	32,005	334,164	28,610	45,214
year / year %	-35.3%	13763.2%	1232.2%	50.9%	141.5%	416.5%	-61.2%	-73.5%
quarter / quarter %	na	456.6%	131.7%	-66.4%	-44.3%	na	-10.6%	58.0%
Other	396,672	103,874	164,403	167,055	153,249	588,581	109,263	114,601
year / year %	21.0%	-21.0%	81.4%	112.8%	59.5%	48.4%	5.2%	-30.3%
quarter / quarter %	na	8.1%	58.3%	1.6%	-8.3%	na	-28.7%	4.9%
Total operating expenses	8,755,593	2,172,243	2,284,595	2,074,117	1,966,780	8,497,735	1,900,966	1,886,925
year / year %	14.5%	0.5%	2.5%	-5.4%	-9.5%	-2.9%	-12.5%	-17.4%
quarter / quarter %	na	0.0%	5.2%	-9.2%	-5.2%	na	-3.3%	-0.7%
Other income (expense)								
Gain (loss) on sale of real estate owned	(3,320)	(25,224)	34,053	(213,122)	-	(204,293)	98,399	-
Total other income (expense)	(3,320)	(25,224)	34,053	(213,122)	-	(204,293)	98,399	-
Income before income tax and LLC fees	3,459,586	685,467	734,322	784,838	702,042	2,906,669	755,870	730,706
Income tax and LLC fees	13,250	-	7,457	100	-	7,557	150	7,940
Net income	$ 3,446,336	$ 685,467	$ 726,865	$ 784,738	$ 702,042	$ 2,899,112	$ 755,720	$ 722,766
year / year %	6.3%	-27.9%	-20.5%	-3.6%	-8.5%	-15.9%	10.2%	-0.6%
quarter / quarter %	na	-10.7%	6.0%	8.0%	-10.5%	na	7.6%	-4.4%

Footnotes

The amounts provided in the financial statements through December 31, 2017 represent audited financial statements. The amounts provided in the financial statements for fiscal year 2018 have not been audited. Audited financial statements for the fiscal year 2018 will be available during the first quarter of 2019.

IRON BRIDGE MORTGAGE FUND LLC
PORTFOLIO ANALYTICS

CAPITALIZATION	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Total Assets	$ 68,912,425	$ 67,844,031	$ 72,087,837	$ 69,565,410	$ 76,716,646	$ 73,748,589	$ 78,134,652	$ 73,828,401	$ 68,896,057	$ 76,589,916
Bank Debt (1)	$ 18,183,042	$ 14,419,317	$ 15,977,760	$ 13,294,510	$ 21,062,314	$ 18,485,522	$ 22,847,896	$ 19,014,052	$ 17,418,966	$ 23,743,771
Junior Notes	$ 31,264,887	$ 33,560,509	$ 35,898,268	$ 36,398,463	$ 36,132,766	$ 34,597,566	$ 33,695,207	$ 33,805,946	$ 27,418,329	$ 27,783,080
Senior Notes	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,795,940	$ 4,058,857
Equity	$ 17,999,504	$ 18,709,801	$ 19,171,619	$ 19,006,249	$ 18,453,267	$ 19,737,127	$ 20,791,213	$ 20,205,127	$ 20,556,064	$ 20,117,644

PORTFOLIO YIELD	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Interest Coverage	3.3 X	3.0 X	2.8 X	2.6 X	2.6 X	2.8 X	3.1 X	2.7 X	2.9 X	2.9X
Average Portfolio Leverage (QTR)	70.4%	72.7%	72.7%	73.4%	73.3%	74.0%	72.3%	73.0%	71.5%	71.7%
Weighted Average Portfolio Yield (QTR) (2)	18.805%	17.896%	17.148%	16.806%	16.335%	16.018%	15.294%	14.617%	14.236%	15.207%
Weighted Average Yield - New Originations (QTR) (2)	17.740%	16.418%	16.750%	16.560%	15.900%	14.610%	14.880%	14.940%	15.427%	14.435%

AVERAGE DAILY BALANCES	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Average Daily Portfolio Loans (UPB) (QTR)	$ 62,665,516	$ 68,307,246	$ 68,410,985	$ 69,133,304	$ 68,074,136	$ 69,059,461	$ 71,808,399	$ 69,710,604	$ 66,229,012	$ 64,646,101
Average Daily Cash (QTR)	$ 424,218	$ 365,526	$ 392,588	$ 358,587	$ 518,369	$ 705,626	$ 678,156	$ 681,377	$ 659,855	$ 652,846
Average Cash Utilization (QTR) (3)	99.3%	99.5%	99.4%	99.5%	99.2%	99.0%	99.1%	99.0%	99.0%	99.0%

PORTFOLIO TURNOVER	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Loans Originated (QTR)	100	79	87	64	91	96	75	71	70	101
Loans Paid Off (QTR)	62	102	91	87	78	100	74	86	86	95
New Reo Assets / Deeds in Lieu	0	6	0	2	3	1	3	0	1	2
Portfolio Loans	302	273	269	244	254	249	247	232	215	219
Total Historical Payoffs	1193	1301	1392	1481	1562	1663	1740	1826	1913	2010
Total Historical Originations	1495	1574	1661	1725	1816	1912	1987	2058	2128	2229

LOAN SIZE (UPB)	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Portfolio Loans (UPB)	$ 68,082,132	$ 65,582,659	$ 69,267,897	$ 66,754,985	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153
Average Loan Size	$ 225,438	$ 240,229	$ 257,501	$ 273,586	$ 281,036	$ 281,005	$ 296,938	$ 294,875	$ 292,896	$ 311,663
Median Loan Size	$ 152,570	$ 161,250	$ 184,650	$ 189,000	$ 205,101	$ 205,500	$ 207,000	$ 199,000	$ 207,000	$ 207,281
TTM Average Loan Size	$ 227,748	$ 230,053	$ 237,507	$ 249,189	$ 263,088	$ 273,282	$ 283,141	$ 288,463	$ 291,428	$ 299,093
$0-$100,000	103	77	71	52	47	42	38	46	39	38
$100,001-$200,000	89	84	73	74	78	79	79	72	64	69
$200,001-$300,000	37	43	46	37	50	49	46	39	42	38
$300,001-$500,000	46	44	50	49	46	49	45	36	36	36
$500,001-$1,000,000	23	20	24	27	26	24	32	33	25	29
$1,000,000-$1,500,000	3	3	3	5	7	6	6	5	9	7
$1,500,000-$2,000,000	1	2	2	0	0	0	1	1	0	2

(1) Bank debt and total assets are net of line of credit origination fees.

(2) Weighted average portfolio yield first reported 3Q13 equals the gross annualized yield for each loan in the portfolio weighted by its unpaid principal balance (UPB).

(3) Average cash utilization is calculated using the average daily cash balance and average daily UPB.

LOAN PERFORMANCE	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Performing Loans	281	259	251	227	241	238	235	216	203	213
New Delinquent Loans	7	19	10	4	4	3	6	4	5	0
Total Delinquent Loans	21	14	18	17	13	11	12	16	12	6
Total Historical Delinquent Loans	78	97	107	111	115	118	124	128	133	133
Performing Loans (UPB)	$ 64,201,546	$ 61,903,204	$ 63,682,544	$ 60,410,077	$ 64,829,688	$ 64,904,122	$ 67,622,781	$ 60,356,521	$ 57,123,411	$ 64,996,082
Total Delinquent (UPB)	$ 3,880,586	$ 3,679,455	$ 5,585,353	$ 6,344,908	$ 6,553,532	$ 5,066,197	$ 5,720,823	$ 8,054,475	$ 5,849,226	$ 3,258,071
Non-Performing Loans (UPB)	$ 3,636,918	$ 765,120	$ 3,274,925	$ 3,839,402	$ 4,816,646	$ 1,751,887	$ 2,496,739	$ 4,609,829	$ 1,953,870	$ 1,049,300
Non-Accruing Loans (UPB)	$ 243,668	$ 2,914,335	$ 2,310,428	$ 2,505,506	$ 1,736,886	$ 3,314,310	$ 3,224,084	$ 3,444,646	$ 3,895,356	$ 2,208,771
Provision for Loan Losses (QTR)	$ 27,352	$ 42,383	$ 43,672	$ 43,672	$ 42,680	$ 14,073	$ -	$ -	$ -	$ 10,000
Loan Charge Offs (QTR)	$ -	$ (9,667)	$ -	$ (21,231)	$ (25,224)	$ (78,475)	$ (213,126)	$ -	$ -	$ -
Allowance for loan losses	$ 1,051,639	$ 1,084,356	$ 1,128,028	$ 1,150,469	$ 1,167,924	$ 1,103,397	$ 890,272	$ 890,272	$ 890,272	$ 900,272
% UPB	1.5%	1.7%	1.6%	1.7%	1.6%	1.6%	1.2%	1.3%	1.4%	1.3%
Delinquent Loan Detail										
Total Non-Performing Loans	19	1	8	9	7	4	7	10	4	1
Total Non-Accuring Loans	2	13	10	8	6	7	5	6	8	5
Total Impaired Loans	0	0	0	0	0	0	0	0	0	0
% of Total (# of Loans)										
Performing	93.0%	94.9%	93.3%	93.0%	94.9%	95.6%	95.1%	93.1%	94.4%	97.3%
Total Delinquent	7.0%	5.1%	6.7%	7.0%	5.1%	4.4%	4.9%	6.9%	5.6%	2.7%
Non-Performing	6.3%	0.4%	3.0%	3.7%	2.8%	1.6%	2.8%	4.3%	1.9%	0.5%
Non Accruing	0.7%	4.8%	3.7%	3.3%	2.4%	2.8%	2.0%	2.6%	3.7%	2.3%
% of Total UPB										
Performing	94.3%	94.4%	91.9%	90.5%	90.8%	92.8%	92.2%	88.2%	90.7%	95.2%
Total Delinquent	5.7%	5.6%	8.1%	9.5%	9.2%	7.2%	7.8%	11.8%	9.3%	4.8%
Non-Performing	5.3%	1.2%	4.7%	5.8%	6.7%	2.5%	3.4%	6.7%	3.1%	1.5%
Non Accruing	0.4%	4.4%	3.3%	3.8%	2.4%	4.7%	4.4%	5.0%	6.2%	3.2%
% of Total Asset										
Performing	93.2%	91.2%	88.3%	86.8%	84.5%	88.0%	86.5%	81.8%	82.9%	84.9%
Total Delinquent	5.6%	5.4%	7.7%	9.1%	8.5%	6.9%	7.3%	10.9%	8.5%	4.3%
Non-Performing	5.3%	1.1%	4.5%	5.5%	6.3%	2.4%	3.2%	6.2%	2.8%	1.4%
Non Accruing	0.4%	4.3%	3.2%	3.6%	2.3%	4.5%	4.1%	4.7%	5.7%	2.9%

REO PROPERTIES	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
New REO Properties (QTR)	0	6	0	2	3	1	3	0	1	2
Sold REO Properties (QTR)	1	1	0	1	2	3	2	0	1	0
Total REO Properties	1	6	6	7	8	6	7	7	7	9
Total REO Properties	$ 566,027	$ 2,648,385	$ 3,002,326	$ 2,925,184	$ 4,262,735	$ 3,386,111	$ 3,827,675	$ 4,795,566	$ 5,672,235	$ 8,473,106
% of Total Asset	0.8%	3.9%	4.2%	4.2%	5.6%	4.6%	4.9%	6.5%	8.2%	11.1%
Total Historical REO Properties	17	23	23	25	28	29	32	32	33	35
Historical Foreclosures Reverted to Lender	14	16	16	18	21	21	22	22	23	24
Historical Deeds-in-Lieu of Foreclosure	3	7	7	7	7	8	10	10	10	11

PORTFOLIO AGE	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
# of Loans										
00-06 months	177	151	143	120	125	142	138	123	120	138
06-09 months	46	53	39	38	42	24	31	33	28	31
09-12 months	36	20	34	24	32	24	18	18	18	17
12+ months	43	49	53	62	55	59	60	58	49	33
% of Total # of Loans										
00-06 months	59%	56%	53%	49%	49%	57%	56%	53%	56%	63%
06-09 months	15%	19%	14%	16%	17%	10%	13%	14%	13%	14%
09-12 months	12%	7%	13%	10%	13%	10%	7%	8%	8%	8%
12+ months	14%	18%	20%	25%	22%	24%	24%	25%	23%	15%
Unpaid Principal Balance										
00-06 months	$ 34,099,786	$ 32,476,735	$ 32,886,343	$ 26,954,393	$ 31,104,581	$ 36,499,876	$ 32,723,355	$ 28,935,266	$ 30,629,046	$ 43,117,221
06-09 months	$ 11,063,239	$ 13,928,024	$ 10,088,597	$ 9,566,437	$ 10,696,943	$ 6,021,385	$ 12,341,007	$ 9,158,379	$ 8,942,245	$ 6,601,092
09-12 months	$ 10,461,824	$ 5,175,858	$ 10,023,925	$ 7,625,394	$ 8,490,646	$ 6,487,248	$ 5,085,818	$ 8,696,998	$ 4,403,432	$ 4,543,049
12+ months	$ 12,457,282	$ 14,002,042	$ 16,269,032	$ 22,608,761	$ 21,091,051	$ 20,961,809	$ 23,193,424	$ 21,620,353	$ 18,997,914	$ 13,992,791
% of Total UPB										
00-06 months	50%	50%	47%	40%	44%	52%	45%	42%	49%	63%
06-09 months	16%	21%	15%	14%	15%	9%	17%	13%	14%	10%
09-12 months	15%	8%	14%	11%	12%	9%	7%	13%	7%	7%
12+ months	18%	21%	23%	34%	30%	30%	32%	32%	30%	21%

PORTFOLIO LTV	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Active Loans (UPB)										
Unpaid Principal Balance (UPB)	$ 68,082,132	$ 65,582,659	$ 69,267,897	$ 66,754,985	$ 71,383,220	$ 69,970,319	$ 73,343,604	$ 68,410,996	$ 62,972,637	$ 68,254,153
Unfunded Loan Balance (4)	$ 16,180,109	$ 12,439,188	$ 12,222,035	$ 9,240,006	$ 10,042,862	$ 9,623,347	$ 8,828,847	$ 7,647,593	$ 8,998,193	$ 10,324,467
Est. After Repair Value ($)	$ 124,243,800	$ 115,959,400	$ 121,298,400	$ 112,109,500	$ 116,049,500	$ 117,258,500	$ 120,431,500	$ 112,062,500	$ 108,844,500	$ 120,603,500
Loan-to-Value (Fully Funded) (5)	68%	67%	67%	68%	70%	68%	68%	68%	66%	65%
Paid Off Loans (UPB) (QTR)										
Unpaid Principal Balance (UPB)	$ 13,679,895	$ 22,828,418	$ 19,531,507	$ 22,363,670	$ 20,690,583	$ 24,364,144	$ 18,012,507	$ 23,826,888	$ 25,126,048	$ 28,014,906
Average Loan Size (UPB)	$ 220,643	$ 223,808	$ 214,632	$ 257,054	$ 265,264	$ 243,641	$ 243,412	$ 277,057	$ 292,163	$ 294,894
Average Loan Size (UPB , Trailing 12 Months)	$ 231,759	$ 230,955	$ 223,959	$ 229,034	$ 240,189	$ 245,148	$ 252,343	$ 257,344	$ 264,068	$ 276,882
Properties Sold - Retail (QTR) (6)										
Unpaid Principal Balance (UPB)	$ 12,591,335	$ 18,334,249	$ 15,557,886	$ 15,513,570	$ 16,293,707	$ 19,257,315	$ 16,309,947	$ 16,436,166	$ 22,500,289	$ 22,488,694
Original "After Repair" Loan to Value	65%	59%	64%	68%	65%	71%	63%	64%	67%	67%
Actual Sale Price	$ 21,753,735	$ 32,299,276	$ 24,845,400	$ 25,128,247	$ 26,208,124	$ 32,234,814	$ 28,248,386	$ 27,437,631	$ 36,168,289	$ 36,352,003
Actual Loan-to-Sales Price (LTV)	58%	57%	63%	62%	62%	60%	58%	60%	62%	62%
Properties Sold (# of Loans)	55	83	78	62	59	76	64	64	76	69
Refinanced Loans & Wholesaled Properties (QTR) (6)										
Unpaid Principal Balance (UPB)	$ 1,088,560	$ 4,494,169	$ 3,973,621	$ 6,850,100	$ 4,396,876	$ 5,106,829	$ 1,702,560	$ 7,390,722	$ 2,625,759	$ 5,526,212
Loans Refinanced & Wholesaled (# of Loans)	7	19	13	25	19	24	10	22	10	26

(4) Unfunded Loan Balance is comprised of construction

(5) Estimated Loan-to-Value assumes all loans are fully

(6) Prior to 2014, loans that were paid off through a

BORROWER CONCENTRATION	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
Portfolio Borrowers	180	172	162	156	151	160	152	151	142	133
Avg. Loans / Borrower	1.7	1.6	1.7	1.6	1.7	1.6	1.6	1.5	1.5	1.6
Avg. % of Portfolio UPB per Borrower	1%	1%	1%	1%	1%	1%	1%	1%	1%	1%
Top Borrower (% of UPB)	4%	6%	5%	6%	6%	6%	7%	8%	7%	7%
Top 3 Borrowers (% of UPB)	11%	14%	13%	13%	13%	13%	15%	17%	14%	19%

PROJECT TYPE	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
# of Loans										
SFR - Rehab	222	212	205	184	194	202	201	187	179	193
SFR - New Construction	48	35	36	32	35	30	33	34	27	25
MFR - Rehab	27	21	21	21	18	16	13	11	8	1
MFR - New Construction	0	0	1	1	1	1	0	0	0	0
Commerical	0	0	0	0	0	0	0	0	0	0
Land Entitlements	5	5	6	6	5	0	0	0	1	0
Wholesale	0	0	0	0	1	0	0	0	0	0
% of UPB										
SFR - Rehab	63%	71%	71%	69%	72%	73%	73%	74%	77%	83%
SFR - New Construction	25%	22%	20%	21%	21%	22%	23%	24%	20%	15%
MFR - Rehab	11%	5%	6%	7%	5%	4%	3%	2%	3%	2%
MFR - New Construction	0%	0%	1%	1%	1%	<1%	0%	0%	0%	0%
Commerical	0%	0%	0%	0%	0%	0%	0%	0%	0%	0%
Land Entitlements	2%	2%	2%	2%	1%	0%	0%	0%	<1%	0%
Wholesale	0%	0%	0%	0%	<1%	0%	0%	0%	0%	0%

COLLATERAL GEOGRAPHY	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
ARIZONA										
# of Active Loans (EOQ)	4	2	---	---	---	---	---	---	---	---
% of Total UPB	1%	1%	---	---	---	---	---	---	---	---
# of Paid Off Loans (QTR)	---	2	2	---	---	---	---	---	---	---
% of Paid Off UPB	---	1%	2%	---	---	---	---	---	---	---
CALIFORNIA										
# of Active Loans	47	47	49	48	57	55	51	46	47	48
% of Total UPB	29%	31%	31%	34%	35%	34%	35%	39%	43%	46%
# of Paid Off Loans (QTR)	12	15	16	17	13	19	17	14	16	22
% of Paid Off UPB	34%	31%	26%	30%	28%	34%	29%	21%	35%	42%
COLORADO										
# of Active Loans	14	10	10	7	7	11	9	10	9	12
% of Total UPB	12%	10%	9%	7%	5%	6%	5%	6%	7%	7%
# of Paid Off Loans (QTR)	1	6	2	4	3	2	3	3	3	3
% of Paid Off UPB	2%	12%	8%	11%	16%	3%	9%	6%	5%	5%
CONNECTICUT										
# of Active Loans	4	3	2	1	---	---	---	---	---	2
% of Total UPB	1%	1%	1%	<1%	---	---	---	---	---	<1%
# of Paid Off Loans (QTR)	1	---	1	1	1	---	---	---	---	---
% of Paid Off UPB	1%	---	2%	1%	1%	---	---	---	---	---

COLLATERAL GEOGRAPHY	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
FLORIDA										
# of Active Loans	1	1	1	1	1	2	3	5	3	4
% of Total UPB	<1%	<1%	<1%	<1%	<1%	<1%	1%	1%	1%	1%
# of Paid Off Loans (QTR)	---	1	1	1	---	2	---	2	2	2
% of Paid Off UPB	---	<1%	1%	<1%	---	1%	---	1%	1%	1%
GEORGIA										
# of Active Loans	---	---	---	---	2	2	3	1	4	5
% of Total UPB	---	---	---	---	<1%	<1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	---	---	---	---	---	2	---	3	---	1
% of Paid Off UPB	---	---	---	---	---	1%	---	1%	---	<1%
ILLINOIS										
# of Active Loans	98	91	84	71	75	62	52	55	46	41
% of Total UPB	18%	18%	17%	17%	17%	16%	12%	13%	12%	11%
# of Paid Off Loans (QTR)	20	30	24	22	17	25	23	14	16	19
% of Paid Off UPB	15%	15%	13%	13%	12%	13%	22%	10%	8%	10%
INDIANA										
# of Active Loans	2	2	2	3	1	1	1	3	2	1
% of Total UPB	<1%	<1%	<1%	<1%	<1%	<1%	<1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	---	---	---	---	2	1	---	---	1	2
% of Paid Off UPB	---	---	---	---	0	<1%	---	---	1%	1%
MASSACHUSETTS										
# of Active Loans	1	1	---	2	2	3	3	3	4	---
% of Total UPB	<1%	<1%	---	1%	1%	1%	1%	1%	2%	---
# of Paid Off Loans (QTR)	---	---	1	---	---	---	---	---	---	5
% of Paid Off UPB	---	---	<1%	---	---	---	---	---	---	4%
NEW JERSEY										
# of Active Loans	2	3	2	---	4	4	3	3	7	7
% of Total UPB	<1%	1%	<1%	---	<1%	<1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	---	---	2	2	1	3	3	1	2	2
% of Paid Off UPB	---	---	1%	2%	<1%	1%	1%	<1%	1%	1%
NORTH CAROLINA										
# of Active Loans	---	---	---	1	2	1	1	2	2	3
% of Total UPB	---	---	---	<1%	<1%	<1%	<1%	<1%	1%	1%
# of Paid Off Loans (QTR)	---	---	---	1	---	1	---	1	---	---
% of Paid Off UPB	---	---	---	1%	---	<1%	---	1%	---	---
OKLAHOMA										
# of Active Loans	1	---	---	---	---	1	1	1	---	---
% of Total UPB	<1%	---	---	---	---	<1%	<1%	<1%	---	---
# of Paid Off Loans (QTR)	---	1	---	---	---	---	---	---	1	---
% of Paid Off UPB	---	<1%	---	---	---	---	---	---	1%	---
OREGON										
# of Active Loans	87	72	84	70	69	68	77	59	51	50
% of Total UPB	29%	30%	32%	29%	30%	29%	32%	24%	22%	20%
# of Paid Off Loans (QTR)	14	32	22	29	24	30	14	32	27	24
% of Paid Off UPB	28%	29%	31%	34%	29%	35%	24%	47%	32%	26%

COLLATERAL GEOGRAPHY	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18
PENNSYLVANIA										
# of Active Loans	4	5	4	8	7	6	5	6	4	2
% of Total UPB	1%	<1%	1%	1%	1%	1%	1%	1%	<1%	<1%
# of Paid Off Loans (QTR)	---	2	3	1	1	2	1	2	3	2
% of Paid Off UPB	---	1%	2%	1%	1%	1%	1%	1%	1%	1%
SOUTH CAROLINA										
# of Active Loans	---	---	---	1	---	2	5	4	4	5
% of Total UPB	---	---	---	<1%	---	<1%	1%	<1%	<1%	1%
# of Paid Off Loans (QTR)	---	---	---	---	2	---	---	2	1	---
% of Paid Off UPB	---	---	---	---	<1%	---	---	1%	<1%	---
TENNESSEE										
# of Active Loans	---	---	---	---	---	---	---	1	2	2
% of Total UPB	---	---	---	---	---	---	---	<1%	<1%	<1%
# of Paid Off Loans (QTR)	---	---	---	---	---	---	---	---	---	---
% of Paid Off UPB	---	---	---	---	---	---	---	---	---	---
TEXAS										
# of Active Loans	3	2	---	2	1	3	5	6	7	10
% of Total UPB	1%	<1%	---	1%	<1%	1%	1%	2%	2%	3%
# of Paid Off Loans (QTR)	---	2	2	---	1	1	---	3	2	1
% of Paid Off UPB	---	1%	1%	---	0	1%	---	2%	2%	1%
VIRGINA										
# of Active Loans	---	---	---	---	---	---	3	3	3	2
% of Total UPB	---	---	---	---	---	---	<1%	1%	<1%	1%
# of Paid Off Loans (QTR)	---	---	---	---	---	---	---	---	---	1
% of Paid Off UPB	---	---	---	---	---	---	---	---	---	1%
WASHINGTON										
# of Active Loans	34	34	30	29	26	28	25	24	20	25
% of Total UPB	8%	9%	9%	10%	10%	10%	9%	9%	6%	6%
# of Paid Off Loans (QTR)	14	11	15	9	13	12	13	9	12	11
% of Paid Off UPB	19%	9%	13%	7%	10%	10%	14%	8%	12%	7%